SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of December 2003
                                                    --------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_ Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated: December 9, 2003

OTE Announces New Fixed-Line Tariff Plans Submitted to Greek Regulator

    ATHENS, Greece--(BUSINESS WIRE)--Dec. 9, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that it has submitted new fixed-line tariff plans to NTPC, the Greek telecommunications regulator. The main characteristics of the new tariff plans are the introduction of per-second charging, replacing pulse charging, together with the introduction of a minimum charge. OTE will also be introducing four distinct charging periods (Peak, Off-peak, Saturday and Sunday), leading to significant savings for OTE customers. The "OTEoptions" and "OTEbusiness" discount packages, tailored to specific residential and corporate customer needs, will now encompass additional usage-based discounts. Finally, the monthly PSTN line rental fee will be increased by EUR0.38 to EUR10.36, while ISDN-BRA line rental will increase by EUR0.79 to EUR13.99 per month. After the implementation of those new tariffs the average monthly bill is expected to be reduced by about 6.3%.
    In addition, starting December 18, ADSL line prices will be further reduced, by approximately 10% to 15% depending on bandwidth, while the ADSL line activation fee will be cut by 30%.
    Commenting on the proposed tariffs, Ms. Soula Evans, Head of Business and Residential Customers, noted: "The new tariffs we are planning to introduce in the coming weeks will enable us to compete effectively in the Greek fixed-line market. For OTE customers, business and residential alike, this will mean enjoying all the benefits of a full-service, state-of-the-art voice and data network at highly competitive prices."

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations Officer
             +30 210 611 1574
             dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Hellenic Telecommunications Organization S.A.

Date: 9 December 2003           By: /s/ Iordanis Aivazis
                                    --------------------
                                    Iordanis Aivazis
                             Title: Chief Financial Officer